Aberdeen Funds
5 Tower Bridge
300 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428

April 22, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Mr. Jeffrey Long

                Re: Aberdeen Funds’ Registration Statements on Form N-14 (Aberdeen
                      Funds/Credit Suisse Funds Reorganization) (Registration Nos. 333-
                      158194, 333-158487 and 333-158190)

Dear Mr. Long:

     On behalf of Aberdeen Funds (the “Registrant”), below you will find the Registrant’s responses to your comments provided via telephone on April 15, 2009 to the above-captioned registration statements (the “Registration Statements”) filed by the Registrant on March 24, 2009 with the Securities and Exchange Commission (“SEC”). Each of your comments and the Registrant’s response to each comment is set forth below. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act of 1933.

     In connection with the Registrant’s responses to your comments, the Registrant acknowledges that:

   § The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statements;
   § SEC staff comments or changes to disclosure in response to SEC staff comments to the Registration Statements do not foreclose the SEC from taking any action with respect to the Registration Statements; and
   § The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States with respect to the Registration Statements.

1. Text: Fee tables.

   Comment: Please confirm the date regarding the agreement to limit operating expenses reflected in the footnote to the fee tables. Throughout the

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proxy statement/prospectuses a statement is made that “AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of each class of each Aberdeen Fund so that it does not exceed the net expense ratio of the corresponding class of the corresponding Credit Suisse Fund in effect at the time of the Reorganization.” The footnote to the fee tables describing this agreement states that “Aberdeen Trust and AAMI have entered into a written contract limiting operating expenses….through at least _________, 2010.” As the consummation of the Reorganization is anticipated to take place in 2009, the date noted in the footnote should be _________, 2011. Expense examples should also be updated to reflect this two year period as they are currently calculated for one year.

    Response: The language in the footnote has been revised to reflect the two year period and includes the following language “Aberdeen Trust and AAMI have entered into a written contract limiting operating expenses…. until the second anniversary of the closing date of the Reorganization.”

2. Text: Asia Bond Institutional Fund: Fee table; Net annual fund operating expenses.

    Comment: Please confirm net annual fund operating expenses for the Aberdeen Asia Bond Institutional Fund. Throughout the proxy statement/prospectus a statement is made that “AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization.” Currently the net annual operating expense of the Aberdeen Asia Bond Institutional Fund is listed in the fee table as 0.65% while the Credit Suisse Asia Bond Portfolio is listed as 0.61%. To be consistent with the disclosure above, the net annual operating expense for the Aberdeen Asia Bond Institutional Fund should be revised to be 0.61% or lower.

     Response: The disclosure stating “AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization” is accurate. The numbers in the fee table are also accurate. The annual fund operating expenses for the Credit Suisse Asia Bond Portfolio are as of October 31, 2008. The annual fund operating expenses and pro forma annual fund operating expenses of the Aberdeen Asia Bond Institutional Fund are estimates of what the expenses are expected to be once the Aberdeen Asia Bond Institutional Fund commences operation (which is currently expected to be July 2009). Since October 31, 2008, there has been a drop in assets of the Credit Suisse Asia Bond Portfolio and expenses are currently running higher

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than 0.61%. The Registrant believes that the estimated expenses for the Aberdeen Asia Bond Institutional Fund are more accurate and closer to what the Credit Suisse Asia Bond Portfolio’s shareholders are currently experiencing and what the former Credit Suisse Asia Bond Portfolio’s shareholders will experience once they are reorganized into the Aberdeen Asia Bond Institutional Fund. A footnote has been added to the fee table to explain the difference in expenses between the Aberdeen Asia Bond Institutional Fund and the Credit Suisse Asia Bond Portfolio that result from the Credit Asia Bond Portfolio’s number being backward looking and the Aberdeen Asia Bond Institutional Funds’ number being forward looking. The footnote states:

       The “Net annual fund operating expenses” for the Asia Bond Portfolio are based on the actual net expenses of the Asia Bond Portfolio as of October 31, 2008. AAMI has agreed for a period of two years following the consummation of the Reorganization to limit the net expense ratio of the Aberdeen Fund so that it does not exceed the net expense ratio of the Asia Bond Portfolio in effect at the time of the Reorganization. Since October 31, 2008, the assets of the Asia Bond Portfolio have declined. The “Net annual fund operating expenses” of the Aberdeen Fund are estimated expenses based on the lower asset level of the Asia Bond Portfolio and incorporate the current voluntary fee waiver for the Asia Bond Portfolio for the October 31, 2009 fiscal year end. Given the lower asset level of Asia Bond Portfolio and the voluntary waiver for the Asia Bond Portfolio for the October 31, 2009 fiscal year end, it is estimated that the “Net annual fund operating expenses” of the Asia Bond Portfolio in effect at the time of the Reorganization will be 0.65%. If the “Net annual fund operating expenses” of the Asia Bond Portfolio in effect at the time of the Reorganization are lower than 0.65%, AAMI will limit the net expense ratio of the Aberdeen Fund to that lower level.

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     Please do not hesitate to contact Kenneth L. Greenberg at (215) 564-8149 or Amy G. Smith at (215) 564-8104, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lucia Sitar Lucia Sitar, Esq. Assistant Secretary Aberdeen Funds

cc:	Barbara A. Nugent Kenneth L. Greenberg Amy G. Smith